December 8, 2006
Via EDGAR, Facsimile and Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jay Webb Mail Stop 6010

Re:	Lam Research Corporation Form 10-K for the fiscal year ended June 25, 2006; Form 8-K dated October 11, 2006 (File No. 0-12933)
Dear Mr. Webb:
     On behalf of Lam Research Corporation (“Lam” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission made in a letter dated August 25, 2006. That letter addressed the above-referenced filings. The numbered paragraphs below correspond to the paragraph numbers of the Staff letter.
     Set forth below are the Company’s responses to the numbered comments contained in the Staff’s letter:

Form 10-K for the period ending June 25, 2006
Consolidated Financial Statements, page 37
Notes to Consolidated Financial Statements, page 41
Note 2: Summary of Significant Accounting Policies, page 41
Equity-based Compensation, page 42
1.	“We note the following disclosures herein “As a result of the adoption of SFAS No. 123R, the Company will only recognize a benefit from stock-based compensation in paid-in-capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect benefits of stock-based compensation on the research tax credit and the extraterritorial income deduction through the income statement (continuing operations) rather than through paid-in-capital. The Company has also elected to net deferred tax assets and the associated valuation allowance related to net operating loss and tax credit carryforwards for the accumulated stock award tax benefits determined under APB No. 25 for income tax footnote disclosure purposes.” Please provide us with references to the applicable underlying authoritative accounting literature (GAAP) that supports these policy disclosures. We may have further comments after reviewing your response.”

Company’s response

In accordance with the Staff’s request, the Company is providing references to the applicable underlying accounting authority in support of each of the policy disclosures noted by the Staff.
A.	“As a result of the adoption of SFAS No. 123R, the Company will only recognize a benefit from stock-based compensation in paid-in-capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized.”
The Company advises the Staff that this disclosure is supported by SFAS 123(R), Paragraph A94, Footnote 82 and EITF Topic No. D-32, “Intra-period Tax Allocation of the Tax Effect of Pretax Income from Continuing Operations.”
B.	“In addition, the Company has elected to account for the indirect benefits of stock-based compensation on the research tax credit and the extraterritorial income deduction through the income statement (continuing operations) rather than through paid-in-capital.”
The Company advises the Staff that this disclosure is supported by the consensus position of the SFAS 123(R) Resource Group (the “Group”). The Group consists of individuals from accounting firms, the preparer community, benefits consulting firms, and the staff of the Financial Accounting Standards Board (the “Board”), and includes observers from the Staff of the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board. The objective of the Group is to identify potential implementation issues arising from SFAS 123(R), discuss such issues, reach a consensus (if possible), and elevate issues that cannot be resolved to the Board’s attention. On September 13, 2005, the Group met and agreed that, for purposes of accounting for the indirect effects of stock-based compensation, a company could make an accounting policy election to only account for the direct effects of stock-based compensation.
C.	“The Company has also elected to net deferred tax assets and the associated valuation allowance related to net operating loss and tax credit carryforwards for the accumulated stock award tax benefits determined under APB No. 25 for income tax footnote disclosure purposes.”
The Company advises the Staff that this disclosure is supported by the consensus position of the Group. On September 13, 2005, the Group met and agreed that, for purposes of tax disclosures, a company can net its net operating loss deferred tax asset and the related valuation allowance for the windfall tax benefit determined under APB 25 upon the adoption of SFAS 123(R).
Note 20: Subsequent Events, page 62
2.	“We note that in July, the Supreme Court of California denied review of lower and appellate court judgments of approximately $15.8 million with respect to a lawsuit filed by Lam alleging breach of purchase order contracts by one of Lam’s customers. It appears that the suit relates to operating assets (inventory) and therefore the award should be recorded in operating income. Please revise your classification or otherwise tell us why it should be classified in other income (expense) and the accounting literature upon which you rely on to support your planned presentation of the item in your financial statements.”
Company’s response
The Company advises the Staff that the $15.8 million judgment was classified as non-operating income based upon the Company’s review of available U.S. GAAP guidance and management’s judgment.

The Company believes its classification is consistent with U.S. GAAP. In reaching its conclusion, management considered, among other things, the guidance contained in Rule 5-03 of Regulation S-X and FASB Statement of Financial Accounting Concepts 6, “Elements of Financial Statements” (Concept Statement 6). Additional existing U.S. GAAP guidance related to non-operating income statement classification is focused around extraordinary items (APB 30) and discontinued operations (SFAS 144 and EITF Issue No. 03-13). The Company believes these additional references are not relevant as they do not directly apply to the determination of the classification between operating and non-operating results.

As the Company has disclosed in its filings, the court judgment arose from the breach by a customer of Lam of its purchase order commitments. In making its determination to classify the judgment as non-operating income, management considered the court’s determination that the Company was a “lost volume seller” and was therefore entitled to damages for lost profits and interest. The judgment was not a reimbursement of a recognized loss related to an asset. The substantial components of the $15.8 million judgment consisted of lost profits and pre- and post- judgment interest. With respect to the majority of the inventory components related to the purchase order commitments, the Company was able to return those components to its inventory stock for use in machines sold to other customers. The gain resulting from the judgment has been reported in the proper period, the period of the final judgment, while the gain relates to events and activities of prior periods.

Based on the specific facts and circumstances of the case and the nature of the judgment, management has concluded that its original classification in non-operating income is appropriate and consistent with U.S. GAAP, including Rule 5-03 of Regulation S-X and Concept Statement 6. The Company believes the judgment did not directly result from the Company’s major or central operations, and does not represent the typical revenue and expense streams of the business and it would therefore be inappropriate to include the award amount in operating income for the first quarter of fiscal 2007.
Form 8-K dated October 11, 2006
Item 2.02 Results of Operations and Financial Condition
3.	“Regardless of whether earnings releases are filed or furnished, Item 12 of Form 8-K requires that you disclose the reasons why management believes that presentation of each of these non-GAAP financial measures provides useful information to investors regarding the registrant’s financial condition and results of operations. Please note that we would expect your disclosures to be substantive and specific. Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K. In addition, as applicable and if significant, you should indicate the additional purposes, for which management uses the non-GAAP financial measures that are not otherwise disclosed. Please note when preparing future filings.”

Company’s response

In future filings that include presentations of non-GAAP financial measures, the Company will revise its disclosure in accordance with the Staff’s request.

* * * *
     As requested by the Commission and in connection with responding to the Staff’s comments with respect to the above referenced filings, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the postage-paid and return-addressed Federal Express envelope provided.
     If you have any questions regarding this response please contact me at (510) 572-3546.

Very truly yours,
/s/ Martin B. Anstice
Martin B. Anstice
Group Vice President, Chief Financial Officer and Chief Accounting Officer